Mail Stop 3561

April 10, 2008

Scott D. Farmer, Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

       Re: **Cintas Corporation**
                 Form 10-K for fiscal year ended May 31, 2007
                 Filed July 30, 2007
                 File No. 000-11399

Dear Mr. Farmer:

We have reviewed your response to our letter dated January 25, 2008, regarding your Form 10-K for the fiscal year ended May 31, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation
Compensation Discussion and Analysis

1.   We note your response to comment two of our letter dated January 25, 2008, we reissue the comment in part. We requested a quantitative discussion of all the terms of the necessary targets to be achieved for your named executive officers to earn their cash

incentive bonuses and long-term equity incentives. In our prior letter, we noted that growth in earnings per share, sales growth, and other performance goals were used to determine executive incentive-based income. Your response indicates that disclosure of the earnings per share and sales growth thresholds would cause competitive harm to Cintas Corporation because it would allow "existing or future competitors … to gain or retain market share by reducing prices." In particular we note that your actual EPS growth and sales growth for the company are known for fiscal 2007. Given that the actual growth in earning per share and growth in sales are known, please disclose the specific performance targets used to determine the incentive amounts or provide us with detailed discussion of how the disclosure of each specific target would cause the company competitive harm. Specifically address why the disclosure of the specific targets would cause competitors to reduce prices and gain or retain market share.

Additionally, we note your response only discusses the earnings per share and sales growth targets. Supplementally advise us if there are any other quantitative "performance goals" used the company's incentive-based compensation programs outside of the earnings per share and sales growth targets discussed in your response letter.

* * * * *

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Edwin Kim at 202-551-3297 if you have any questions.

Sincerely,

John Reynolds
Assistant Director